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(212) 519-5115

April 13, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Peggy A. Fisher—Assistant Director

    Re:
    Langer, Inc./Form S-1/A filed March 30, 2005
    File No. 333-120718

Dear Ms. Fisher:

        We hereby submit in electronic format to the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and Regulation S-T, Amendment No. 4 to the Registration Statement on Form S-1 of Langer, Inc. ("Langer" or the "Company").

        The Form S-1 has been revised in response to the Staff's comments contained in the Commission's letter of comments (the "Staff Letter") dated April 8, 2005. In connection therewith, set forth on Schedule A hereto are the Company's responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

        Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,
Steven E. Cohen

Enclosure

cc:
Adelaja Heyliger (with courtesy copy via Federal Express)

Schedule A

Form S-1

Registration Statement Cover Page

1.
We note your statement that the approximate commencement date for the offering will be "[f]rom time to time after this Registration statement becomes effective." This language seems inconsistent with a firm commitment offering not conducted pursuant to Rule 415. Please revise or advise.

  The Company has revised the cover page of the S-1 to replace "[f]rom time to time after this Registration Statement becomes effective" with "As soon as practicable after the effective date of this Registration Statement."

Management's Discussion and Analysis of Financial Condition and Results of Operations—Page 36

2.
Please reconcile your belief that you will be able to increase the prices of your products to offset the effects of inflation with your disclosure on page 42 that a 5% increase in the prices of your orthotic products resulted in an 11% reduction in sales unit volume.

  The Company has revised the S-1 to disclose that the 5% increase in the prices of our orthotic products was as part of an effort to improve margins in 2004. We have also revised the S-1 to remove the following language "and anticipate that we will be able to continue to do so in the future." Please see the marked changes on pages 42 and 54.

Management—Page 70

Compensation of Directors—Page 73

3.
Update to disclose all compensation, including but not limited to consulting fees and restricted stock, that Mr. Kanders received during your most recently completed fiscal year. Expand to discuss the material terms of the previous and current consulting agreements.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 73. In 2004, Mr. Kanders did not receive compensation other than the disclosed consulting fees, shares of restricted stock, and options to purchase shares of common stock.

Principal Stockholders—Page 78

4.
We note your response to prior comment 8 and reissue the last sentence. Please tell us whether there are any affiliations among the "Certain beneficial owners" for whom Atlas serves as custodian. If any affiliations do exist, please tell us whether the aggregate shares beneficially owned by the affiliated parties are greater than 5% of the registrant's common stock.

  Atlas Capital has informed us that there are no affiliations among the beneficial owners for whom Atlas Capital serves as custodian.

Financial Statements

Consolidated Statements of Cash Flows—Page F-7

5.
Please tell us the individual amounts that make up the $5,796,534 presented as purchase of businesses, net of cash acquired. We note that the amount changed by $934,891 since September 30, 2004.

  Set forth below is a roll forward of "purchase of businesses, net of cash acquired" reflected in the statements of cashflows from the September 30, 2004 Form 10-Q to the December 31, 2004 Form 10-K:

Cash paid at closing	$5,000,000
Less: Cash acquired	(380,294)
Add: Cash paid for transaction costs	241,937

As presented in the September 30, 2004 Form 10-Q	4,861,643

Deferred contingent consideration related to the acquisition of Benefoot separately stated in the September 30, 2004 statement of cashflows	465,988
Transaction costs paid in the 4th quarter	466,873
Immaterial adjustment to cash acquired	2,030

As presented in the December 31, 2004 Form 10-K	$5,796,534

Note 2.    Acquisitions—Page F-12

(c) Acquisition of Silipos—Page F-15

6.
You currently have disclosed that the purchase price is subject to reduction based upon adjustments to tangible net worth, as defined, at September 30, 2004. Please update these purchase price adjustment disclosures to December 31, 2004.

  The Company has revised the S-1 in response to the Staff's comment to disclose settlement of the Silipos purchase price adjustment. Please see the marked changes on pages 50, 52 and F-37. Also, the Company has revised the S-1 to remove references that the Silipos purchase price remains subject to reduction.

7.
We see the Silipos purchase price allocations, including goodwill, changed significantly from those at September 30, 2004 (as disclosed in your previously filed Form S-1). Please tell us supplementally the reason for the changes and how the changes comply with generally accepted accounting principles, including SFAS 141.

  The purchase price for Silipos changed from its preliminary allocation reflected as of September 30, 2004, principally due to the completion of the fair value analysis of the balance sheet and the resulting increase (decrease) effect on goodwill at December 31, 2004 as described below:

SSL net receivables	$636,000	Represents the elimination of net receivables recorded by Silipos that the Company did not acquire.
Deferred tax assets	1,602,000	Represents certain deferred tax assets acquired in the transaction which have been fully reserved pursuant to our analysis.
Inventory	527,000	Relates principally to the fair value of raw materials at September 30, 2004, in accordance with paragraph 37 of SFAS 141.
Deferred income taxes payable	1,699,000
		Upon completion of the final allocation of the Silipos purchase price to identifiable intangible assets, the Company recorded a deferred income tax liability of approximately $1,699,000 associated with such identifiable intangible assets that are amortizable for financial statement purposes but not for income tax purposes, in accordance with SFAS 109.
Other fair value adjustments	(46,000)

	$4,418,000

        Below is a reconciliation of goodwill from September 30, 2004 to December 31, 2004:

Goodwill at September 30, 2004	$4,203,000
Per above	4,418,000

Goodwill at December 31, 2004	$8,621,000

        The change in the goodwill noted above had no effect on the Company's operating results or stockholders' equity as previously reported.

8.
We note that you assumed the Put Option obligation as part of your purchase of Silipos, and that you recorded the excess of the purchase price over the fair value of the assets and liabilities of Silipos as goodwill. Please tell us why you believe changes in the fair value of this Put Option (including its expiration) after you acquired it from Silipos represent gains or losses rather than a preacquisition contingency to be accounted for based on the guidance at paragraph 40 of SFAS 141. If considered a preacquisition contingency, tell us why you believe the expiration of the Put Option was not a subsequent event that provided additional evidence with respect to a condition that existed at the date of the balance sheet date. If not, tell us the facts and generally accepted accounting principles that support your conclusions. We may have further comments after reviewing your response.

  The Company does not believe the Put Option represented a preacquisition contingency. The Company believes the Put Option is a written option that meets the definition of a financial instrument and should be recorded initially at its fair value and included in the purchase price allocation on the acquisition date (September 30, 2004), with subsequent changes in fair value adjusted through earnings.

  The Company initially looked at SFAS 133. The Company concluded the Put Option did not contain a provision for net settlement, as required by paragraph 6(c) of SFAS 133, and therefore, the Put Option was not included in the scope of that Statement. The Company then began to look at other authoritative literature for guidance noting there was no specific guidance for the accounting for written options that did not fall within the scope of SFAS 133. This lack of authoritative literature was further supported by Question 4 to the Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers. Question 4 states in part that "[O]ther types of rights to acquire or dispose ownership interests in an enterprise (for example, options and warrants) that do not have readily determinable fair values will generally meet the definition of a derivative instrument and accounted for under the requirements of Statement 133 (see Question 3 for additional discussion). If those interests fail to meet the definition of a derivative instrument, there is no existing authoritative literature that addresses the accounting."

  In conducting its research, the Company did note several references to the Staff's position with respect to written options. Although the accounting treatments provided under EITF 00-6 do not specifically apply to the Company's accounting for the Put Option, the Company analogized to the comments in paragraph 8(d) describing the Commission's longstanding position that written options should initially be recorded at fair value and subsequently marked to fair value through earnings.

  If the Company were to hypothetically conclude that the Put Option was a preacquisition contingency in accordance with paragraph 40 of SFAS 141, the Company was no longer waiting for information necessary to fair value the Put Option as of the acquisition date and, accordingly, the allocation period (as defined in Appendix F of SFAS 141) would have ended at such date. As stated in paragraph 41 of SFAS 141, "after the end of the allocation period, an adjustment that results from a preacquisition contingency other that a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined." Accordingly, the Company believes the accounting result would not change.

Note 6.    Long-term Debt—Page F-20

9.
We see the disclosures herein that "the $7.5 Million Note is secured by the pledge of the stock of Silipos and, if not repaid in full on or before March 31, 2005, the Company is obligated to make an additional payment of $500,000 or the principal amount will be increased by $1 million (either payment a "Protection Payment"). Please revise the document to disclose the methodology and assumptions made by management in determining the fair value of the protection payments. Expand your disclosure to more fully explain the nature of the Protection Payment related to the $3.0 Million Note. Supplementally tell us the generally accepted accounting principles that support your accounting for the Protection Payments. Also, why didn't your previously filed Form S-1 include disclosures about these payments? Finally, tell us how the March 31, 2005 Settlement Agreement impacts your current and future period accounting for the payments. Revise the filing as necessary based on our comments. We may have further comments after reviewing your responses and revisions.

  Methods and Assumptions

  The Company has revised the S-1 to disclose the methodology and assumptions made by the Company's management in determining the fair value of the Protection Payment as well as to more fully explain the nature of the Protection Payment related to the $3.0 Million Note. Please see the marked changes on page F-22.

  Accounting for Protection Payment

  The Company determined that the Protection Payment represents derivative instruments embedded in the $7.5 Million Note and the $3.0 Million Note and thus accounted for them under SFAS 133 by fair valuing and subsequently marking both derivative instruments to market through earnings. As of December 31, 2004, management determined that there were two possible scenarios:

  (i)
  that the Company's proposed offering of 5,000,000 shares of common stock would be successfully completed and that a portion of the proceeds would be utilized to repay both the $7.5 Million Note and the $3.0 Million Note prior to March 31, 2006; or

  (ii)
  that the proposed offering would not be completed and that the Company would not be able to meet its obligations under the two notes.

  Further, management determined at the valuation date that it would not be able to prepay the $7.5 Million Note by March 31, 2005, thus requiring a Protection Payment. Management also gave a probability weighting to the two possible alternatives to making the Protection Payment in its analysis.

  The derivate instruments embedded in the $7.5 Million Note and the $3.0 Million Note were valued using the discounted cashflow method. We projected expected payments of interest and principal as of December 31, 2004 (the Valuation Date) and discounted the payments to present value at a discount rate reflected in the inherent level of risk. The same discount rate was used for each derivative instrument since management believes that the same risk of not completing the offering was applicable to both derivative instruments.

  The derivatives are embedded in each note, because to the extent there is a payment made pursuant to the $7.5 Million Note, there is a derivative relating to the potential reduction of the principal of the $3.0 Million Note based upon the repayment of both notes by March 31, 2006. Thus, each component of the Protection Payment was fair valued.

  Prior Disclosure of Protection Payment

  Although we never used the term "Protection Payment" in the original Form S-1 filing and subsequent amendments, the nature of the Protection Payment was described and disclosed under "Use of Proceeds," "Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Long-term Debt," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources," and Note 4—Long-term Debt to our Consolidated Financial Statements for the Nine Months Ended September 30, 2004.

  Subsequent Event

  The March 31, 2005 settlement (and the election to increase the note principal by $1,000,000 as the Protection Payment) results in the following:

  (i)
  interest expense will be recorded and the $7.5 Million Note balance will be increased by $1,000,000 as of and for the quarter ending March 31, 2005;

  (ii)
  $7.5 Million Note balance will be reduced by approximately $232,000, the settlement of the working capital deficiency;

  (iii)
  the derivative relating to the Protection Payment will be fair valued using similar methodologies under three possible outcomes:

  (a)
  the $7.5 Million Note, the principal of which is $8,268,000 as of April 1, 2005, is repaid by May 31, 2005 and the $3.0 Million Note is repaid on or before March 31, 2006, and 100% of the Protection Payment is recovered by a reduction in the obligation under the $3.0 Million Note to $2,000,000.

  (b)
  the $7.5 Million Note is not repaid by May 31, 2005 but both the $7.5 Million Note and the $3.0 Million Note are repaid on or prior to March 31, 2006 and 50% of the Protection Payment is recovered by reduction in the obligation under the $3.0 Million Note to $2,500,000; and

  (c)
  the $7.5 Million Note is repaid by March 31, 2006 but the $3.0 Million Note is not; or the Company defaults under the $7.5 Million Note in March 2006; in each case none of the Protection Payment is recovered.

Note 11.    Pension Plan and 401(k) Plan—Page F-28

10.
Please tell us and revise the document to disclose why there is such a significant reduction in estimated future benefit payments after 2005.

  There are only 14 participants in the Pension Plan which was frozen in 1986. The significant obligation shown in 2005 is for Dr. Justin Wernick, one of the original founders of the Company and by far the oldest, longest, and highest compensated participant in the Pension Plan, who is beyond the Pension Plan's normal retirement age. Thus, for disclosure purposes, it is assumed he retires in the earliest year (2005) and elects a lump sum distribution.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page F-30.

Form 8-K filed on March 31, 2005

11.
We note that you refer to your non-GAAP information as "pro-forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

  The Company acknowledges the Staff's comment. In future filings, the Company will omit the pro forma terminology when referring to our non-GAAP information.

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Schedule A